UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Third Quarter 2018 Earnings PresentationNovember 5, 2018

 DISCLAIMER    Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2017 filed on Form 20-F, for a more complete discussion of the factors that could affect us.Important risks, uncertainties and other factors that could cause these differences include, but are not limited to: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, decreases in government expenditure budgets, reductions in government subsidies or other adverse changes in laws and regulations affecting our businesses and growth plan, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement or otherwise, from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities on favorable terms or at all. Our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others due to, among other things, not being offered assets that fit our portfolio, not reaching agreements on prices or, in the case of the Abengoa ROFO Agreement, the risk of Abengoa selling assets before they reach COD; our ability to renew the Abengoa ROFO Agreement after June 2019. The Abengoa ROFO Agreement has an initial term of five years and expires in June 2019. We will be able to unilaterally extend the term of the Abengoa ROFO Agreement as many times as desired for an additional three-year period, provided that we have executed at least one acquisition in the previous two years after having been offered at least four projects; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO agreements with AAGES, Algonquin or Abengoa; failure to close acquisitions recently announced; failure to meet our estimated returns and cash available for distribution estimations in acquisitions recently announced; in relation to this, the acquisitions we have announced have an estimated CAFD Yield of 13%. For the purposes of the announced transactions, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investments over their first 10-year period from 2019, or from COD for those assets which are not yet in operation, divided by the expected acquisition price. CAFD Yield is an internal estimation subject to a high degree of uncertainty and our ability to reach this expected CAFD Yield depends on a variety of factors, including closing of the acquisitions on their expected terms, acquired assets performing as expected, acquired assets making cash distributions to the holding level as expected, and assets reaching COD by the expected date; failure of recently built assets to perform as expected, including acquisitions recently announced of assets which are currently under construction; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to enter into new offtaker agreements or replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; isufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings, including claims due to Abengoa’s restructuring process; reputational risk, including potential damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; risk that the 16.5% Share Sale will not be completed; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to electricity market conditions which can impact revenue from our assets; changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all projects and investments, including Solana and Kaxu; failure or delay to reach the “flip-date” by Liberty Interactive Corporation in its tax equity investment in Solana; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas power generation facilities; deterioration in Abengoa’s financial condition or negative impact potentially caused by Abengoa’s financial plan announced on September 30, 2018, including potential negative impacts in our assets; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; changes in our tax position and greater than expected tax liability, including in Spain; conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with one of our current largest shareholders; the divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares; potential negative tax implications from being deemed to undergo an “ownership change” under section 382 of the Internal Revenue Code, including limitations on our ability to use U.S. NOLs to offset future income tax liability; negative implications from a potential change of control; negative implications of U.S. federal income tax reform and potential changes in tax regulation in other jurisdictions; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; failure to collect insurance proceeds in the expected amounts; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2017 filed on Form 20-F.Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.The CAFD and other guidance included in this presentation are estimates as of March 7, 2018.These estimates are based on assumptions believed to be reasonable as of that date, when Atlantica Yield published its FY 2017 Financial Results . Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and cash available for distribution (“CAFD”). Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

Q3 2018 Earnings Presentation

Atlantica Yield

Key Messages

Strong Results in Q3'18 Driving Solid YTD Performance

- Q3 2018 Revenues $323.8 M (+11%)
- Further Adj. EBITDA Incl. Unconsolidated Affiliates[1] $271.2 M (+15%) in Q3'18

$132.5 Million CAFD Generation in the First 9 Months

- $42.7 million CAFD in Q3 2018 vs $36.7 million in Q3 2017

Dividend of $0.36 per Share Declared by the Board of Directors, Representing a 24% Increase vs Q3 2017

Delivering on our Accretive Growth Strategy

- ~$245 million equity in new asset acquisitions announced[2] with a ~13% CAFD yield[3]

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 31).
(2) Preliminary agreements reached in some of the acquisitions, for which final purchase agreements have not been signed yet. See further details on page 13.
(3) For the purposes of the announced transactions, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investments over their first 10-year period from 2019, or from COD for those assets which are not yet in operation, divided by the expected acquisition price.

3

 1. Financial Results  2. Strategic Update  AGENDA  3. Q&A   Appendix

 1. Financial Results

 HIGHLIGHTSExcellent Operating Results in the Third Quarter 2018  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the nine-month period ended September 30, 2017, it includes the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 31).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue. (see reconciliation on page 33).CAFD for the first nine month of 2017 includes $10.4 million of ACBH dividend compensation (see reconciliation on page 31).  First 9 months  Third Quarter  US $ in millions   2018    2017    ∆    2018    2017    ∆  Revenue  323.8    292.0    +11%    836.9    775.2    +8%  Further Adjusted EBITDA incl. unconsolidated affiliates1  271.2    236.3    +15%    714.4    629.1    +14%   Margin2  83.7%    80.9%        85.4%    81.2%      CAFD  42.7    36.7    +16%    132.5    132.1    +0%  3

Q3 2018 Earnings Presentation

HIGHLIGHTS

Atlantica Yield

Continued Solid Performance Across Sectors and Regions

By Region

US $ in millions	North America 9m 2018	North America 9m 2017	North America Δ	South America 9m 2018	South America 9m 2017	South America Δ	EMEA 9m 2018	EMEA 9m 2017	EMEA Δ
Revenue	294.6	270.0	+9%	91.8	90.0	+2%	450.5	415.1	+9%
Further Adjusted **EBITDA** incl. unconsolidated affiliates[1]	272.2	243.2	+12%	76.2	84.2	(9)%	366.1	301.7	+21%
Margin[2]	92%	90%		83%	94%		81%	73%	

By Sector

US $ in millions	Renewables 9m 2018	Renewables 9m 2017	Renewables Δ	Efficient Gas 9m 2018	Efficient Gas 9m 2017	Efficient Gas Δ	Transmission 9m 2018	Transmission 9m 2017	Transmission Δ	Water 9m 2018	Water 9m 2017	Water Δ
Revenue	652.1	594.5	+10%	95.4	89.7	+6%	71.9	71.0	+1%	17.5	20.0	(12)%
Further Adjusted **EBITDA** incl. unconsolidated affiliates[1]	565.9	462.6	+23%	71.7	79.9	(10)%	60.5	68.7	(12)%	16.4	17.9	(9)%
Margin[2]	87%	78%		75%	89%		84%	97%		93%	90%	

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the nine-month period ended September 30, 2017, it includes the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 31).
(2) Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue. (see reconciliation on page 33).

7

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Electric availability refers to operational MW over contracted MW with PEMEX.Availability refers to actual availability divided by contracted availability.          GWh produced  9m 2018  2,555  9m 2017  2,577          GWh produced  Electric availability  9m 2018  1,714  9m 2017  1,787  99.5%  100.4%          Availability  9m 2018  9m 2017  100.0%  97.5%          Availability  9m 2018  101.8%  9m 2017  102.3%  MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,099  MW in operation  1,446  1,442  2  4  4  3  2  1  KEY OPERATIONAL METRICSSolid Operational Performance  WATER    RENEWABLES  EFFICIENT NATURAL GAS  TRANSMISSION

 CASH FLOWIncreasing Operating Cash Flow  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates. Additionally, for the nine-month period ended September 30, 2017, it includes the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 25).Consolidated cash increased by $75.2 million in 9m 2018 and $199.3 million in 9m 2017 due to FX translation differences of $(17.2) million in 9m 2018 and $28.8 million in 9m 2017.  US $ in millions   9m 2018    9m 2017  Further Adjusted EBITDA incl. unconsolidated affiliates1  714.4    629.1  Share in EBITDA of unconsolidated affiliates  (6.1)    (5.2)  Interest and income tax paid  (189.8)    (198.6)  Variations in working capital   (97.0)    (47.5)  Non-monetary adjustments and other  (83.2)    (50.5)  OPERATING CASH FLOW  338.3    327.3          INVESTING CASH FLOW  36.2    15.7  FINANCING CASH FLOW   (282.1)    (172.5)  Net change in consolidated cash2  92.4    170.5    +3%

Q3 2018 Earnings Presentation

Atlantica Yield

NET DEBT

Significant Reduction in Net Debt

CORPORATE CASH

US $ in millions	As of Sep. 30, 2018	As of Dec. 31, 2017
Corporate Cash at Atlantica Yield	135.1	148.5
Existing Available Revolver Capacity	155.0	71.0

NET DEBT POSITION[1]

US $ in millions	As of Sep. 30, 2018	As of Dec. 31, 2017
Corporate Net Debt[2]	506.7	494.6
Project Net Debt[3]	4,605.1	4,954.3

2.3x

Corporate net debt / CAFD pre corporate debt service[4]

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Yield Plc is the primary obligor minus cash and cash equivalents held at Atlantica Yield Plc.
(3) Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.
(4) Net corporate leverage calculated as corporate net debt divided by midpoint guidance for Cash Available For Distribution for the year 2018 before corporate debt service

10

 2. Strategic Update

     STRATEGIC UPDATEDelivering on our Commitment to Grow Dividends  Quarterly dividend declared by the Board of Directors of $0.36 per shareIncrease of +24% vs Q3 2017 dividend and +6% vs Q2 2018 dividend    Q1 2018  Q4 2017  Q3 2018  Q2 2018  Q4 2016  Q2 2017    $0.25  Q1 2017      $0.25      $0.26  Q3 2017      $0.29      $0.31      $0.32        $0.34    $0.36  Evolution of Dividend Payments  2018 Target Pay-out Ratio  80%  Note: quarterly dividends declared by the Board of Directors and paid during the following quarter.   12

Q3 2018 Earnings Presentation

Atlantica Yield

STRATEGIC UPDATE

Delivering on our Accretive Growth Strategy

~$245 million accretive equity investments

TRANSMISSION INFRASTRUCTURES	**ATN Expansion 1**	**A New Substation** and transmission line to **connect a** mine in **Peru**
	ATN Expansion 2[1]	**Transmission assets** in **operation** in **Peru**
	ATN2	**Investment** to replace a **high cost** tranche of USD **project debt**
	Chile TL3[2]	A **transmission** line and a **substation** in **operation** in **Chile**
	PTS	A **natural gas transportation platform** currently under construction in **Mexico**
WATER	**Tenes**[3]	51% stake in Tenes, a 7 M ft^3/day **water desalination plant**

~13% CAFD Yield[4]

8.3x EV/EBITDA[5]

(1) Preliminary agreement reached for the acquisition of the transmission assets in Peru. Final purchase agreement not signed yet. Additionally, closing of the acquisition is subject to the approval by the Peruvian Competition Authorities.
(2) Preliminary agreement reached for the acquisition of the transmission line in Chile. Final purchase agreement not signed yet.
(3) Currently in negotiation under the ROFO agreement. Purchase price agreed but final share purchase agreement not signed yet. In addition, closing of the acquisition is subject to the approval by the Algerian Administration. At this stage, we cannot guarantee the final approval nor the expected timing of such approval.
(4) For the purposes of the announced transactions, CAFD yield is the annual weighted average Cash Available For Distribution expected to be generated by the investments over their first 10-year period from 2019, or from COD for those assets which are not yet in operation, divided by the expected acquisition price.
(5) EV/EBITDA multiple defined as the aggregated Enterprise Values of the acquisitions announced (not including repayment of ATN2 project debt), divided by the aggregated 2019E EBITDA from ATN Expansion 1, ATN Expansion 2, Chile TL3 and Tenes plus the 2020E EBITDA from PTS.

13

Q3 2018 Earnings Presentation

Atlantica Yield

STRATEGIC UPDATE

Accretive Investments in Transmission Assets in Peru and Chile

Asset Acquisition	Asset Highlights	Investment & Status
ATN Expansion 1	• **A new 220 kV substation** and two small transmission lines to connect the **Shahuindo** mine in **Peru** • **15 year USD denominated contract** • Off-taker: Shahuindo mine, subsidiary of **Tahoe Resources** NYSE and TSX listed (not rated) • Expected **COD in December 2018**	• Contracts **signed in October 2018**. Closing subject to asset reaching COD
ATN Expansion 2[1]	• Transmission assets **in operation** in **Peru** • **Long-term USD** denominated contract • **Strong** creditworthy **off-taker**	• **Investment: ~$20 million** • **Preliminary agreement**. Final purchase agreement not signed yet.
ATN 2	• **Investment** to replace a **high cost** tranche of **USD project debt**	• **Investment: ~$24 million**
Chile TL3[2]	• A transmission line and a substation **in operation** in **Chile** • **Regulated** revenues in **USD** • Located **very close** to one of our **existing assets**	• **Investment: ~$10 million** • **Preliminary agreement.** Final purchase agreement not signed yet.

(1) Preliminary agreement reached for the acquisition of the transmission assets in Peru. Final purchase agreement not signed yet. Additionally, closing of the acquisition is subject to the approval by the Peruvian Competition Authorities.

(2) Preliminary agreement reached for the acquisition of the transmission line in Chile. Final purchase agreement not signed yet.

14

Q3 2018 Earnings Presentation

Atlantica Yield

STRATEGIC UPDATE

PTS, a Natural Gas Transportation Platform in the Gulf of Mexico

Asset Highlights

Long-term contract with Pemex in the Gulf of Mexico, in the same basin of our ACT plant

- Share purchase agreement signed in Oct 2018
- Expected COD in late 2019 / early 2020

Customer

Pemex

Low pressure Gas →

← Compressed Gas

Our Asset

PTS

Capacity
450 Million standard cubic feet per day

- **Strong Off-taker**
- **Mature Technology**
- **No Commodity Risk**
- **Strong Partner: ACS**

An attractive fit to our portfolio & business model

Solid Risk Profile

- 100% contracted revenues
- Investment grade off-taker
- No commodity risk
- Local team in place and support from AAGES until COD

Significant Upside

- Asset with additional capacity
- Opportunity to extend after contract life

~$150 M

Equity investment with a cumulative scheme where the majority is invested at COD[1]

Limited investment before COD

- **5%** before COD
- **70%** at COD
- **100%** 1 year post COD

(1) Final acquisition of a majority stake subject to final approvals.

15

Q3 2018 Earnings Presentation

STRATEGIC UPDATE

Crystallizing our Partnership with Algonquin

1

AAGES[1] entered into an Agreement with Abengoa to transfer ATN3 to AAGES, after the satisfaction of certain conditions

The Project: ATN 3

- Approximately **200-mile** 220 kV electric **transmission** concessional project in Peru
- **30-year USD** indexed **PPA**
- **100%** stake
- Off-taker: Peruvian Ministry of Energy (**BBB+/A3 credit rating**)
- Expected closing: **early 2019**(2)

- **Right of First Offer under the AAGES ROFO**

2

Proactive collaboration with Algonquin to co-invest in assets suitable for Atlantica Yield

Currently **analyzing several co-investment** opportunities globally

Opportunities for assets **in operation** and **under development**

Advanced progress in a **US** investment **opportunity**

- **~200 MW Wind facility**
- **Expected COD in H1'20**
- **Strong market fundamentals**
- **Co-investment between Algonquin and Atlantica. Structure under discussion**

(1) AAGES is a joint venture between Algonquin and Abengoa for the development and construction of sustainable global water and energy infrastructure projects.
(2) Subject to satisfaction of certain conditions.

16

 Q&A Session

 Appendix

Q3 2018 Earnings Presentation

Atlantica Yield

NEW ASSET ACQUISITIONS

Asset Additions to Our Portfolio

ASSET	TYPE	IN OPERATION	COUNTRY	STAKE AT CLOSING	FUTURE EXPECTED STAKE	OFF-TAKER	RATING	CONTRACT YEARS LEFT	CURRENCY
ATN Expansion 1		COD expected Dec. 2018	Peru	100%	100%	Shahuindo Mine (Tahoe Resources))	Not Rated	15	USD[1]
ATN Expansion 2[2]		✓	Peru	100%	100%	Confidential	N/A	20	USD[1]
Chile TL3		✓	Chile	100%	100%	Regulated Revenues	A+/A1/A	N/A	USD[1]
PTS		COD expected Late 2019 / Early 2020	Mexico	5%	100%[3] at COD+1y	Pemex	BBB+/Baa3/BBB+	11	USD [1]
Tenes[4]		✓	Algeria	51%	51%	Sonatrach & ADE	Not rated	22	USD [1]

(1) USD denominated but payable in local currency.
(2) Preliminary agreement reached for the acquisition of the transmission assets in Peru. Final purchase agreement not signed yet. Additionally, closing of the acquisition is subject to the approval by the Peruvian Competition Authorities.
(3) Final acquisition of a majority stake subject to final approval.
(4) Currently in negotiation under the ROFO agreement. Purchase price agreed but final share purchase agreement not signed yet. In addition, closing of the acquisition is subject to the approval by the Algerian Administration. At this stage, we cannot guarantee the final approval nor the expected timing of such approval.

19

   TAIL PERIODSRemaining Project Life after Debt Amortization  (3) Weighted average maturity of the different debt tranches.(4) Mini-perm structure: sculpting semiannual debt service payments using an underlying tenor of 15 years but with contractual legal maturity in 2027.    PPAs with predefined prices for 19 years on average1 Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS   Year    PPA expiration year      Contract term2  Project debt term  3  3  4  4  Represents weighted average years remaining as of December 31, 2017.Regulation term in the case of Spain.

Q3 2018 Earnings Presentation

FINANCING

Prudent Financing Policy

CORPORATE DEBT

Conservative corporate leverage compared to peers

- Corporate net debt represents less than **10%** of total net debt
- Corporate net debt internal target < **3x** CAFD before corporate debt service

PROJECT DEBT

100% **Project debt self-amortizing** progressively before the end of the contracted life

+90% of interest rates fixed or hedged

SELF AMORTIZING PROJECT DEBT STRUCTURE[1]


$5,475
+$1.3B
reduction by the year 2022
$4,141
2017
2018
2019
2020
2021
2022

(1) Pro-forma project debt amortization calendar as of December 31, 2017 after the debt refinancing processes of Helios 1 & 2 and Helioenergy 1 & 2 closed at the end of Q2 2018 and the $52.5 million repayment of project debt in Solana during Q1 2018.

21

 LIQUIDITYTotal Cash Position1  Includes short-term financial investments. Exchange rates as of September 30, 2018 (EUR/USD = 1.1604) and December 31, 2017: (EUR/USD = 1.2005).Restricted cash is cash which is restricted generally due to the requirements of the project finance lenders.        US $ in millions2  Cash at project companies1   - Restricted3 - Other  698.7  375.6323.1  As of Sep. 30,2018    596.4  338.9257.5  As of Dec. 31,2017  Corporate cash at Atlantica Yield  135.1  148.5

Q3 2018 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18
Revenues US $ in thousands	**206,376**	**261,302**	**295,272**	**208,847**	**971,797**	**198,146**	**285,069**	**291,964**	**233,202**	**1,008,381**	**225,265**	**287,848**	**323,812**
F.A. EBITDA margin (%)	*75.0%*	*79.5%*	*89.5%*	*69.6%*	*79.5%*	*83.3%*	*79.9%*	*80.9%*	*67.5%*	*78.0%*	*79.8%*	*91.5%*	*82,3%*
Further Adj. EBITDA incl. unconsolidated affiliates	**154,879**	**207,645**	**264,262**	**145,326**	**772,112**	**165,049**	**227,841**	**236,252**	**157,433**	**786,575**	**179,800**	**263,458**	**271,188**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	(2,332)	(2,193)	(2,157)	(2,120)	(8,802)	(1,100)	(2,064)	(2,052)	(2,049)	(7,265)	(1,832)	(2,071)	(2,183)
Further Adjusted EBITDA	**152,547**	**205,452**	**262,105**	**143,206**	**763,310**	**163,949**	**225,777**	**234,200**	**155,384**	**779,310**	**177,968**	**261,388**	**269,005**
Dividends from unconsolidated affiliates	-	4,984	-	-	4,984	-	-	2,454	549	3,003	-	-	4,432
Non-monetary items	(18,356)	(12,563)	(11,508)	(16,948)	(59,375)	(12,025)	(10.758)	(13,005)	14,906	(20,882)	(8,839)	(60,629)	(14,755)
Interest and income tax paid	(27,613)	(137,371)	(27,183)	(141,890)	(334,057)	(26,610)	(143,081)	(28,976)	(150,866)	(349,533)	(26,760)	(133,844)	(29,212)
Principal amortization of indebtedness net of new indebtedness at project level	(14,254)	(53,851)	(18,792)	(95,739)	(182,636)	(21,522)	(54,528)	(20,330)	(113,362)[6]	(209,742)[6]	(17,647)	(71,028)	(13,025)
Deposits into/withdrawals from debt service accounts	(34,155)	12,291	(43,027)	18,186	(46,705)	7,557	(8,157)	(26,581)	(1,205)	(28,386)	(21,720)	9,122	(24,388)
Change in non-restricted cash at project companies	(41,089)	59,969	(90,385)	112,918	41,413	(27,293)	66,886	(143,982)	83,397	(20,992)	(68,031)	94,448	(92,027)
Dividends paid to non-controlling interests	-	(5,479)	(3,473)	-	(8,952)	-	(1,801)	(2,837)	-	(4,638)	-	(6,787)	(2,958)
Changes in other assets and liabilities	(13,237)	(33,824)	(13,957)	39,325	(21,694)	(23,184)	(39,756)	35,747	49,621	22,428	8,060	(45,963)	(54,344)
Asset refinancing	14,893	-	-	-	14,893	-	-	-	-	-	-	-	-
Cash Available For Distribution (CAFD)	**18,736**[3]	**39,607**	**53,780**[5]	**59,058**[5]	**171,181**	**60,872**[5]	**34,582**	**36,690**	**38,424**	**170,568**	**43,031**	**46,706**	**42,728**
Dividends declared[1]	-	29,063	16,335	25,054	70,452	25,054	26,056	29,063	31,067	111,241	32,070	34,074	36,078
# of shares at the end of the period	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260
DPS (in $ per share)	**-**	**0.290**[4]	**0.163**	**0.250**	**0.703**	**0.250**	**0.260**	**0.290**	**0.310**	**1.110**	**0.32**	**0.34**	**0.36**
Debt details US $ in millions													
Project debt	5,666.8	5,512.1	5,612.9	5,330.5	5,330.5	5,410.3	5,474.1	5,579.5	5,475.2	5,475.2	5,533.8	5,218.8	5,214.7
Project cash	(529.4)	(469.7)	(587.6)	(472.6)	(472.6)	(487.4)	(435.4)	(597.0)	(520.9)	(520.9)	(604.5)	(504.9)	(609.6)
Net project debt	**5,137.4**	**5,042.4**	**5,025.3**	**4,857.9**	**4,857.9**	**4,922.9**	**5,038.7**	**4,982.5**	**4,954.3**	**4,954.3**	**4,929.3**	**4,713.9**	**4,605.1**
Corporate debt	669.9	666.3	671.6	668.2	668.2	667.9	684.6	700.9	643.1	643.1	657.3	639.0	641.8
Corporate cash	(45.4)	(84.9)	(85.8)	(122.2)	(122.2)	(102.0)	(178.9)	(197.1)	(148.5)	(148.5)	(151.4)	(152.3)	(135.1)
Net corporate debt	**624.5**	**581.4**	**585.8**	**546.0**	**546.0**	**565.9**	**505.7**	**503.8**	**494.6**	**494.6**	**505.9**	**486.8**	**506.7**
Total net debt	**5,761.9**	**5,623.8**	**5,611.2**	**5,403.8**	**5,403.8**	**5,488.8**	**5,544.4**	**5,486.3**	**5,448.9**	**5,448.9**	**5,435.2**	**5,200.6**	**5,111.8**
Net Corporate Debt/CAFD pre corporate interests[2]	**2.9x**	**2.7x**	**2.7x**	**2.7x**	**2.7x**	**2.6x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**	**2.2x**	**2.3x**

(1) Dividends are paid to shareholders in the quarter after they are declared
(2) Ratios presented are the ratios shown on each earnings presentations
(3) Includes the impact of a one-time partial refinancing of ATN2.

(4) Dividend declared on August 3, 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016.

(5) Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017).
(6) Excludes Solana debt repayments with proceeds received from Abengoa. $52.5M in March 2018 and $42.5M in December 2017.

23

Q3 2018 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue (US $ in thousands)	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18
by Geography													
NORTH AMERICA	65,232	100,617	109,491	61,722	337,061	60,952	109,505	99,580	62,668	332,705	61,781	110,534	122,309
SOUTH AMERICA	29,008	28,973	30,183	30,599	118,763	28,527	30,161	31,317	30,792	120,797	29,536	30,345	31,928
EMEA	112,135	131,712	155,598	116,527	515,973	108,667	145,403	161,067	139,742	554,879	133,948	146,969	169,576
by Business Sector													
RENEWABLES	141,166	201,246	235,844	146,070	724,326	137,664	225,939	230,872	172,751	767,226	167,225	224,988	259,922
EFFICIENT NATURAL GAS	35,179	30,289	29,452	33,126	128,046	29,800	29,614	30,240	30,130	119,784	28,387	33,050	33,918
TRANSMISSION	23,530	23,383	23,822	24,402	95,137	24,165	23,452	23,447	24,032	95,096	23,840	24,063	24,018
WATER	6,501	6,384	6,154	5,249	24,288	6,517	6,064	7,405	6,289	26,275	5,813	5,747	5,955
Total Revenue	**206,376**	**261,302**	**295,272**	**208,848**	**971,797**	**198,146**	**285,069**	**291,964**	**233,202**	**1,008,381**	**225,265**	**287,848**	**323,813**

Further Adj. EBITDA incl. unconsolidated affiliates	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18
by Geography													
NORTH AMERICA	51,212	89,959	103,049	40,470	284,690	54,753	97,033	91,503	39,039	282,328	60,247	94,411	117,498
	78.5%	89.4%	94.1%	65.6%	84.5%	89.8%	88.6%	91.9%	62.3%	84.9%	97.5%	85.4%	96.1%
SOUTH AMERICA[1]	24,062	23,996	45,496	31,046	124,599	33,757	24,858	25,560	24,591	108,766	24,180	25,067	26,987
	82.9%	82.8%	150.7%	101.5%	104.9%	118.3%	82.4%	81.6%	79.9%	90.0%	81.9%	82.6%	84.5%
EMEA	79,605	93,690	115,718	73,810	362,823	76,539	105,951	119,190	93,801	395,481	95,373	143,979	126,703
	71.0%	71.1%	74.4%	63.3%	70.3%	70.0%	72.9%	74.0%	67.1%	71.3%	71.2%	98.0%	74.7%
by Business Sector													
RENEWABLES	102,170	155,253	191,570	89,435	538,427	102,625	176,638	183,344	106,586	569,193	131,434	213,952	220,529
	72.4%	77.1%	81.2%	61.2%	74.3%	74.5%	78.2%	79.4%	61.7%	74.2%	78.6%	95.1%	84.8%
EFFICIENT NATURAL GAS	27,079	26,655	26,390	26,367	106,492	26,716	26,126	27,128	26,170	106,140	23,330	23,652	24,742
	77.0%	88.0%	89.6%	79.6%	83.2%	89.7%	88.2%	89.7%	86.9%	88.6%	82.2%	71,.6%	72.9%
TRANSMISSION[1]	19,410	19,948	40,551	24,886	104,795	30,459	19,373	18,817	19,046	87,695	19,837	20,463	20,148
	82.5%	85.3%	170.2%	102.0%	110.2%	126.0%	82.6%	80.3%	79.2%	92.2%	83.2%	85.0%	83.9%
WATER	6,220	5,789	5,751	4,638	22,398	5,249	5.705	6,964	5,629	23,547	5,199	5,392	5,769
	95.7%	90.7%	93.5%	88.3%	92.2%	80.5%	94.0%	94.0%	89.5%	89.6%	89.4%	93.8%	96.9%
Total Further Adj. EBITDA incl. unconsolidated affiliates[1]	**154,879**	**207,645**	**264,262**	**145,325**	**772,112**	**165,049**	**227,842**	**236,253**	**157,431**	**786,575**	**179,800**	**263,458**	**271,188**
	75.0%	79.5%	89.5%	69.6%	79.5%	83.3%	79.9%	80.9%	67.5%	78.0%	79.8%	91.5%	84.2%

(1) Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates. Additionally, it includes the dividend from our preferred equity investment in Brazil or its compensation $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017.

24

Q3 2018 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation[1] (at the end of the period)		1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18
RENEWABLES	(MW)	1,441	1,441	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,446	1,446	1,446
EFFICIENT NATURAL GAS	(electric MW)	300	300	300	300	300	300	300	300	300	300	300	300	300
TRANSMISSION	(Miles)	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099
WATER	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5

Production / Availability		1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18
RENEWABLES[2]	(GWh)	514	974	1,098	501	3,087	460	1,100	1,017	590	3,167	507	939	1,109
EFFICIENT NATURAL GAS[3]	(GWh)	529	621	649	617	2,416	591	580	615	585	2,372	547	554	613
	(electric availability %)[4]	87.5%	102.5%	103.5%	103.3%	99.1%	99.8%	99.8%	101.6%	100.9%	100.5%	97.9%	99.3%	101.3%
TRANSMISSION	(availability %)[5]	99.9%	99.9%	99.9%	100.0%	100.0%	94.4%	98.8%	99.2%	99.2%	97.9%	100.0%	99.9%	100.0%
WATER	(availability %)[6]	101.5%	102.7%	102.9%	100.2%	101.8%	102.3%	101.9%	102.6%	100.4%	101.8%	99.1%	102.6%	103.7%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2) Includes curtailment in wind assets for which we receive compensation.
(3) Efficient Natural Gas production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodically.
(4) Electric availability refers to operational MW over contracted MW with PEMEX.
(5) Availability refers to actual availability adjusted as per contract.
(6) Availability refers to actual availability divided by contracted availability.

25

Q3 2018 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Capacity Factors

Historical Capacity Factors[1]		1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18
SOLAR	US	17.3%	36.4%	33.5%	16.0%	25.8%	18.1%	41.9%	29.5%	18.2%	27.0%	18.8%	39.9%	38.9%
	Spain	9.5%	27.0%	35.4%	9.9%	20.4%	10.0%	31.0%	33.4%	12.6%	21.8%	8.8%	20.8%	30.6%
	Kaxu	42.2%	25.8%	33.2%	34.3%	33.9%	15.9%	20.9%	21.4%	41.1%	24.9%	36.9%	27.6%	29.9%
WIND[2]	Uruguay	31.6%	32.2%	35.9%	34.9%	33.7%	27.8%	36.1%	46.1%	37.7%	37.0%	31.2%	34.5%	42.3%

✓ **Solid Production in the Third Quarter from our Solar US assets:**

- **38.9% capacity factor in Q3 2018: historical record for a third quarter**

✓ **Continued positive performance in Kaxu**

✓ **Solar Spain impacted by lower radiation**

(1) Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.
(2) Includes curtailment production in wind assets for which we receive compensation.

26

 CORPORATE DEBT DETAILSCorporate Debt as of September 30, 2018  Exchange rates as of September 30, 2018: (EUR/USD = 1.1604).Amounts include principal amounts outstanding and interests to be paid in the short term.  US $ in millions1    Maturity    Amounts2  2019 Notes    2019    261.7  Credit Facilities  (2021 Revolving CF)  2021    57.4    (Other facilities)  2019    11.7  Note Issuance Facility in Euros  (Note 1)  2022    104.0    (Note 2)  2023    103.5    (Note 3)  2024    103.5  Total        641.8

Q3 2018 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

+90% Denominated in USD

SECTOR



- 73% Renewable
- 16% Efficient Natural Gas
- 8% Transmission
- 3% Water

GEOGRAPHY



- 35% North America
- 45% Europe
- 9% South America
- 11% RoW

~ 90% of long term interest rate in projects is fixed or hedged[2]

(1) All amounts based on CAFD estimations for 2018, 2019 and 2020.
(2) Including the effect of currency swap agreements.

28

Q3 2018 Earnings Presentation

Atlantica Yield

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of December 2017	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS IN CONTRACT LEFT	CURRENCY
RENEWABLE ENERGY	Solana		100%[2]	USA (Arizona)	280 MW	APS	A-/A2/A-	26	USD
	Mojave		100%	USA (California)	280 MW	PG&E	BBB/Baa1/BBB+	22	USD
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	20/19	EUR [4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	19/19	EUR [4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A-/Baa1/A-	14/16	EUR [4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	19/19	EUR [4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	20/20	EUR [4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A-/Baa1/A-	17/17/18	EUR [4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	21/21	EUR [4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A-/Baa1/A-	18	EUR
	Kaxu		51%	South Africa	100 MW	Eskom	BB/Baa3/BB-[3]	17	ZAR
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	16	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	17	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB+/A3/BBB+	15	USD
EFFICIENT NATURAL GAS	ACT		100%	Mexico	300 MW	Pemex	BBB+/Baa3/BBB+	15	USD [5]
ELECTRICAL TRANSMISSION	ATN		100%	Peru	362 miles	Peru	BBB+/A3/BBB+	23	USD [5]
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	26	USD [5]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	15	USD [5]
	Quadra 1&2		100%	Chile	81 miles	Sierra Gorda	Not rated	17	USD [5]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB+/Baa1/BBB+	20	USD [5]
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	16	USD [5]
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	20	USD [5]

(1) Reflects the counterparty's issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of October 31, 2018.
(2) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(3) For Kaxu it refers to the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.
(4) Gross cash in Euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.

29

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Further Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. This measure is widely used by other companies in the same industry.Our management uses Further Adjusted EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Further Adjusted EBITDA differently than we do, which limits their usefulness as comparative measures.

Q3 2018 Earnings Presentation

Atlantica Yield

RECONCILIATION

Reconciliation of **Cash Available For Distribution** and **Further Adjusted EBITDA** to **Profit/(loss) for the period** attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended September 30, 2018	For the three-month period ended September 30, 2017	For the nine-month period ended September 30, 2018	For the nine-month period ended September 30, 2017
Profit/(loss) for the period attributable to the Company	**$ 53,162**	**$ 29,969**	**$ 120,512**	**$ 42,582**
Profit attributable to non-controlling interest	4,003	906	9,828	2,470
Income tax	28,049	12,482	59,068	25,330
Share of loss/(profit) of associates carried under the equity method	(1,781)	(1,624)	(4,690)	(3,700)
Financial expense, net	102,070	111,747	279,844	310,431
Operating profit	**$ 185,503**	**$ 153,480**	**$ 464,562**	**$ 377,113**
Depreciation, amortization, and impairment charges	83,502	80,720	243,799	236,431
Dividends from exchangeable preferred equity investment in ACBH	-	-	-	10,383
Further Adjusted EBITDA	**$ 269,005**	**$ 234,200**	**$ 708,361**	**$ 623,927**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	2,183	2,052	6,086	5,215
Further Adjusted EBITDA including unconsolidated affiliates[1]	**$ 271,188**	**$ 236,252**	**$ 714,447**	**$ 629,142**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	(2,183)	(2,052)	(6,086)	(5,215)
Dividends from equity method investments	4,432	2,454	4,432	2,454
Non-monetary items	(14,755)	(13,005)	(84,223)	(35,788)
Interest and income tax paid	(29,212)	(28,976)	(189,816)	(198,667)
Principal amortization of indebtedness	(13,025)	(20,330)	(101,700)	(96,380)
Deposits into/ withdrawals from restricted accounts	(24,388)	(26,581)	(36,986)	(27,181)
Change in non-restricted cash at project level	(92,027)	(143,982)	(65,610)	(104,389)
Dividends paid to non-controlling interests	(2,958)	(2,837)	(9,745)	(4,638)
Changes in other assets and liabilities	(54,344)	35,747	(92,248)	(27,194)
Cash Available For Distribution[2]	**$ 42,728**	**$ 36,690**	**$ 132,465**	**$ 132,144**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates .
(2) CAFD for the nine-month period ended September 30, 2017 includes $10.4 million of ACBH dividend compensation.

31

 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)    For the three-month period ended September 30,         For the nine-month period ended September 30,           2018     2017     2018     2017                    Net cash provided by operating activities    $ 175,127     $ 223,010    $ 338,333      $ 327,290   Net interest and income tax paid     29,212     28,976     189,816     198,667  Variations in working capital     49,793     (32,464)     97,020     47,503  Other non-cash adjustments and other    14,873     14,678     83,192     50,467  Further Adjusted EBITDA    $ 269,005      $ 234,200     $ 708,361       $ 623,927   Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    2,183     2,052     6,086     5,215  Further Adjusted EBITDA including unconsolidated affiliates1    $ 271,188      $ 236,252     $ 714,447      $ 629,142  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

Q3 2018 Earnings Presentation

Atlantica Yield

RECONCILIATION

Reconciliation of Further Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin

(in thousands of U.S. dollars)	For the three-month period ended September 30, 2018	For the three-month period ended September 30, 2017	For the nine-month period ended September 30, 2018	For the nine-month period ended September 30, 2017
Revenue	**$ 323,812**	**$ 291,964**	**$ 836,925**	**$ 775,179**
Profit/(loss) for the period attributable to the Company	**$ 53,162**	**$ 29,969**	**$ 120,512**	**$ 42,582**
Profit attributable to non-controlling interest	4,003	906	9,828	2,470
Income tax	28,049	12,482	59,068	25,330
Share of loss/(profit) of associates carried under the equity method	(1,781)	(1,624)	(4,690)	(3,700)
Financial expense, net	102,070	111,747	279,844	310,431
Operating profit	**$ 185,503**	**$ 153,480**	**$ 464,562**	**$ 377,113**
Operating profit margin	**% 57.3**	**% 52.6**	**% 55.5**	**% 48.6**
Depreciation, amortization, and impairment charges	25.8	27.6	29.1	30.5
Dividends from exchangeable preferred equity investment in ACBH	-	-	-	1.3
Further Adjusted EBITDA margin	**% 83.1**	**% 80.2**	**% 84.6**	**% 80.5**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates	0.6	0.7	0.7	0.7
Further Adjusted EBITDA Margin including unconsolidated affiliates[1]	**% 83.7**	**% 80.9**	**% 85.4**	**% 81.2**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

33

Great West House, GW1, 17th Floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

 Date: November 5, 2018